FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of December 23, 2005

PARAMOUNT ENERGY TRUST

(Translation of registrant's name into English)

SUITE 500, 630 - 4 AVENUE SW, CALGARY, AB  T2P 0J9

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F_ __   Form 40-F _X__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ......  No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PARAMOUNT ENERGY TRUST

By its Administrator PARAMOUNT

ENERGY OPERATING CORP.

(Registrant)

By:/s/ Cameron R. Sebastian

 (Signature)

Cameron R. Sebastian

  Vice President, Finance & CFO

Date: December 27, 2005

FORM 27
MATERIAL CHANGE REPORT
ITEM 1 Reporting Issuer:
Paramount Energy Trust
500, 630 - 4th Avenue SW
Calgary, Alberta T2P 0J9

ITEM 2 Date of Material Change:
December 23, 2005

ITEM 3 News Release:
A news release was issued on December 23, 2005.

Item 4 Summary of Material Change:
Paramount Energy Trust ("PET" or the "Trust") (TSX - PMT.UN) announced today that it has entered into a definitive agreement to acquire all of the common shares of a private company ("Acquire Co") active in natural gas exploration and development in east-central Alberta. For total consideration of approximately $92 million consisting of cash of $90 million, and assumption of approximately $2 million of net debt, the Trust will acquire an estimated 9 MMcf/d of natural gas production. The acquisition will be funded from PET's available credit facilities. PET expects to mail an Offer and Takeover Bid Circular to Acquire Co's shareholders, outlining the terms of the Offer, on or about January 13, 2006. It is expected that the transaction will close in February 2006. Lock-up agreements in support of the transaction have been entered into with shareholders representing approximately 70% of the fully-diluted common shares of Acquire Co.

Item 5 Full Description of Material Change:
Paramount Energy Trust ("PET" or the "Trust") (TSX - PMT.UN) announced today that it has entered into a definitive agreement to acquire all of the common shares of a private company ("Acquire Co") active in natural gas exploration and development in east-central Alberta. For total consideration of approximately $92 million consisting of cash of $90 million, and assumption of approximately $2 million of net debt, the Trust will acquire an estimated 9 MMcf/d of natural gas production. The acquisition will be funded from PET's available credit facilities. PET expects to mail an Offer and Takeover Bid Circular to Acquire Co's shareholders, outlining the terms of the Offer, on or about January 13, 2006. It is expected that the transaction will close in February 2006. Lock-up agreements in support of the transaction have been entered into with shareholders representing approximately 70% of the fully-diluted common shares of Acquire Co.

PET believes the transaction represents an excellent opportunity to add solid production and cash flow as well as significant upside opportunities which match the Trust's relatively conservative risk profile. These opportunities will supplement the Trust's prospect inventory to further enhance PET's model for sustainability. Further, the acquisition provides geographic diversification outside the Trust's Northeast Alberta core areas with opportunities to enhance PET's year round capital spending program. The acquisition will be accretive to PET's production, cash flow, reserves and net asset value on a per Trust Unit basis and is viewed as a strategic growth opportunity for PET.

"The acquisition is another achievement in PET's objective of diversifying its asset base to include properties outside the Trust's Northeast Alberta core areas while maintaining its technical focus on shallow natural gas." said Sue Riddell Rose, PET's President and CEO. "Acquire Co's top-notch management team has done an admirable job in assembling this asset base and developing it to its current state in less than two years. A key component of the deal involves an extensive transition period with the management team, wherein the team will be exclusively working for PET to capitalize on the opportunities that are prevalent both on the existing asset base and in the surrounding area."

ACQUISITION HIGHLIGHTS

Acquire Co is 100% gas weighted by production, with an asset base focused in east -central Alberta. The acquisition has the following attributes:

  Daily production of approximately 9 MMcf/d (1,500 BOED) is estimated at the closing date in February 2006;
  Approximately 54,600 net undeveloped acres at an average 98% working interest;
  A proved plus probable reserve life index estimated at 5.7 years;
  Average working interest of 93%;
  Over 90% of production is operated at the well level and an estimated 30% of the production will flow through owned and operated facilities;
  Significant drilling and development potential, with over 50 defined prospects which meet the Trust's risk profile;
  Transaction metrics of approximately $57,800 per flowing BOE, excluding a deemed undeveloped land and seismic value of $3.25 million;
  PET will enter into a contractual arrangement with certain key members of the management team whereby the team will continue to direct the active exploitation of the asset base on PET's behalf through June 30, 2006, ensuring the orderly transition of the assets to PET and continued generation of opportunities in the new operating area.

Additional key operating data include:

  Operating costs of approximately $0.90 per Mcf resulting in premium netbacks in excess of $6.90 per Mcf ($41.40 per BOE) at current gas prices;
  No significant hedges in place so PET has maximum flexibility in price management for production from this portfolio of new assets.

ITEM 6 Filing on a Confidential Basis:
Not applicable

ITEM 7 Omitted Information:
None

ITEM 8 Senior Officers:
Susan L. Riddell Rose, President and Chief Executive Officer
Gary C. Jackson, Land, Legal and Acquisitions
Cameron R. Sebastian, Vice President, Finance and Chief Financial Officer
Fax: (403) 269-4444, Phone: (403) 269-4400

ITEM 9 Statement of Senior Officer:
The foregoing accurately discloses the material change referred to in this report.

DATED at Calgary, Alberta this 23 day of December 2005.

PARAMOUNT ENERGY TRUST

"Signed"

Cameron R. Sebastian,

Vice President, Finance and Chief Financial Officer

IT IS AN OFFENCE UNDER SECURITIES LAWS FOR A PERSON OR COMPANY TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE ACT OR THE RULES THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

NEWS RELEASE

PARAMOUNT ENERGY TRUST ANNOUNCES STRATEGIC CORPORATE ACQUISITION

December 23, 2005 - Paramount Energy Trust ("PET" or the "Trust") (TSX - PMT.UN) announced today that it has entered into a definitive agreement to acquire all of the common shares of a private company ("Acquire Co") active in natural gas exploration and development in east-central Alberta.  For total consideration of approximately $92 million consisting of cash of $90 million, and assumption of approximately $2 million of net debt, the Trust will acquire an estimated 9 MMcf/d of natural gas production.  The acquisition will be funded from PET's available credit facilities.  PET expects to mail an Offer and Takeover Bid Circular to Acquire Co's shareholders, outlining the terms of the Offer, on or about January 13, 2006.  It is expected that the transaction will close in February 2006.  Lock-up agreements in support of the transaction have been entered into with shareholders representing approximately 70% of the fully-diluted common shares of Acquire Co.

PET believes the transaction represents an excellent opportunity to add solid production and cash flow as well as significant upside opportunities which match the Trust's relatively conservative risk profile.  These opportunities will supplement the Trust's prospect inventory to further enhance PET's model for sustainability.  Further, the acquisition provides geographic diversification outside the Trust's Northeast Alberta core areas with opportunities to enhance PET's year round capital spending program.  The acquisition will be accretive to PET's production, cash flow, reserves and net asset value on a per Trust Unit basis and is viewed as a strategic growth opportunity for PET.

"The acquisition is another achievement in PET's objective of diversifying its asset base to include properties outside the Trust's Northeast Alberta core areas while maintaining its technical focus on shallow natural gas." said Sue Riddell Rose, PET's President and CEO.  "Acquire Co's top-notch management team has done an admirable job in assembling this asset base and developing it to its current state in less than two years.  A key component of the deal involves an extensive transition period with the management team, wherein the team will be exclusively working for PET to capitalize on the opportunities that are prevalent both on the existing asset base and in the surrounding area."

ACQUISITION HIGHLIGHTS

Acquire Co is 100% gas weighted by production, with an asset base focused in east -central Alberta.  The acquisition has the following attributes:

•

Daily production of approximately 9 MMcf/d (1,500 BOED) is estimated at the closing date in February 2006;

•

Approximately 54,600 net undeveloped acres at an average 98% working interest;

•

A proved plus probable reserve life index estimated at 5.7 years;

•

Average working interest of 93%;

•

Over 90% of production is operated at the well level and an estimated 30% of the production will flow through owned and operated facilities;

•

Significant drilling and development potential, with over 50 defined prospects which meet the Trust's risk profile;

•

Transaction metrics of approximately $57,800 per flowing BOE, excluding a deemed undeveloped land and seismic value of $3.25 million;

•

PET will enter into a contractual arrangement with certain key members of the management team whereby the team will continue to direct the active exploitation of the asset base on PET's behalf through June 30, 2006, ensuring the orderly transition of the assets to PET and continued generation of opportunities in the new operating area.

Additional key operating data include:

•

Operating costs of approximately $0.90 per Mcf resulting in premium netbacks in excess of $6.90 per Mcf ($41.40 per BOE) at current gas prices;

•

No significant hedges in place so PET has maximum flexibility in price management for production from this portfolio of new assets.

BMO Nesbitt Burns Inc. has acted as advisor to PET with respect to this transaction.

Paramount Energy Trust is a natural gas-focused Canadian energy trust.  PET's Trust Units and convertible debentures are listed on the Toronto Stock Exchange under the symbols PMT.UN, PMT.DB and PMT.DB.A.  Further information with respect to PET can be found at its website at www.paramountenergy.com.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Paramount Energy Operating Corp, administrator of Paramount Energy Trust Suite 500, 630 - 4 Avenue SW, Calgary, AB T2P 0J9 Telephone: (403) 269-4400 Fax: (403) 269-6336 Email: info@paramountenergy.com
Susan L. Riddell Rose, President and Chief Operating Officer Cameron R. Sebastian, Vice President, Finance and Chief Financial Officer Sue M. Showers, Investor Relations Advisor

The Toronto Stock Exchange has neither approved nor disapproved the information contained herein

ADVISORY: Certain information regarding Paramount Energy Trust including management's assessment of future plans and operations, may constitute forward-looking statements under applicable securities law and necessarily involve risks, including, without limitation, risks associated with oil ands gas exploration, development, exploitation, production, marketing and transportation, loss of markets, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition, incorrect assessment of the value of acquisitions, failure to realize the anticipated benefits of acquisitions and ability to access sufficient capital from internal and external source; as a consequence, actual results may differ materially from those anticipated in the forward-looking statements.  Readers are cautioned that the foregoing list of factors is not exhaustive.  Additional information on these and other factors that could affect PET's operations or financial results are included in PET's reports on file with Canadian securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), at PET's website (www.paramountenergy.com) or by contacting Paramount Energy Trust. Furthermore, the forward-looking statements contained in this news release are made as of the date of this news release, and PET does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise.